Bank Austria
Creditanstalt

04010525

A Member of HVB Group
8420 / Investor Relations
Vordere Zollamtsstrasse 13
1030 Vienna / Austria
Tel.: +43 (0) 50505 - 58853
Fax: +43 (0) 50505 - 56112

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street
Washington, DC 20549
United States of America

Vienna, February 27, 2004

Attn: Office of International Corporation Finance

Re: Bank Austria Creditanstalt AG, **file number 82-34765**
Submission of Information pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madame:

Please find enclosed information from Bank Austria Creditanstalt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact me (+43-50505-58803) with any questions you have.

Bank Austria Creditanstalt AG

Gerhard Smoley

3/12

Datenbank

zurück zu den Suchergebnissen

DGAP-Ad hoc: Bank Austria Creditanstalt's preliminary results for 2003

26.02.2004

Bank Austria Creditanstalt's preliminary results for 2003

Strong profit growth at Bank Austria Creditanstalt
- BA-CA's net income after taxes up by 43% to EUR 442 million
- Shareholders' equity rises to record level of EUR 5.8 bn - up by EUR 1.2 bn
- Strong capital base for further expansion in Central and Eastern Europe

in EUR m	2003	2002		Q4/03
Net interest income	2,176	2,307	-5.7%	566
Losses on loans and advances	-467	-537	-13.0%	-111
Net interest income after losses on loans and advances	1,709	1,770	-3.4%	455
Net fee and commission income	1,134	1,076	+5.4%	296
Net trading result	220	231	-4.7%	3
General administrative expenses	-2,479	-2,503	-1.0%	-641
Balance of other operating income and expenses	18	-1		8
Operating profit	602	572	+5.3%	121
Net income from investments	120	28	>100%	95
Amortisation of goodwill	-67	-88	-24.1%	-19
Balance of other income and expenses	-8	-8	-6.8%	-6
Net income before taxes	648	504	+28.5%	191
Net income after taxes and minority interests	442	309	+43.0%	130

	2003	2002
ROE before taxes	12.8%	10.6%
ROE after taxes	8.7%	6.5%
Cost/income ratio	69.9%	69.3%
Risk/earnings ratio	21.5%	23.3%

Assets in EUR m	31/12/03	31/12/02	
Cash and balances with central banks	2,286	1,824	25.3%
Trading assets	16,140	18,954	-14.8%
Loans and advances to banks	25,130	29,558	-15.0%
Loans and advances to customers	75,997	76,354	-0.5%
- Loan loss provisions	-3,490	-3,622	-3.6%
Investments	15,910	17,976	-11.5%
Property and equipment	1,120	1,177	-4.9%
Intangible assets	1,288	1,162	10.8%
Other assets	2,674	4,586	-41.7%
TOTAL ASSETS	137,053	147,968	-7.4%

Liabilities in EUR m	31/12/03	31/12/02	
Amounts owed to banks	39,133	41,033	-4.6%

Liabilities evidenced by certificates	17,399	19,992	-13.0%
Trading liabilities	8,560	10,504	-18.5%
Provisions	3,422	3,490	-1.9%
Other liabilities	3,118	4,673	-33.3%
Subordinated capital	5,419	6,455	-16.1%
Minority interests	362	650	-44.3%
Shareholders' equity	5,815	4,610	26.2%
TOTAL LIABILITIES	137,053	147,968	-7.4%

Enquiries: Investor Relations +43 (0) 50505 58853
IR@ba-ca.com
http://ir.ba-ca.com

end of ad-hoc-announcement (c)DGAP 26.02.2004

WKN: 099500; ISIN: AT0000995006; Index: ATX
Listed: Amtlicher Handel in Wien

260800 Feb 04

Bank Austria Creditanstalt

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Ad-hoc Releases

26.02.2004

Bank Austria Creditanstalt's preliminary results for 2003

Strong profit growth at Bank Austria Creditanstalt
- BA-CA's net income after taxes up by 43% to EUR 442 million
- Shareholders' equity rises to record level of EUR 5.8 bn – up by EUR 1.2 bn
- Strong capital base for further expansion in Central and Eastern Europe

in EUR m	2003	2002		Q4/03
Net interest income	2,176	2,307	-5,7%	566
Losses on loans and advances	-467	-537	-13.0%	-111
Net interest income after losses on loans and advances	1,709	1,770	-3.4%	455
Net fee and commission income	1,134	1,076	+5.4%	296
Net trading result	220	231	-4.7%	3
General administrative expenses	-2,479	-2,503	-1.0%	-641
Balance of other operating income and expenses	18	-1		8
Operating profit	602	572	+5.3%	121
Net income from investments	120	28	>100%	95
Amortisation of goodwill	-67	-88	-24.1%	-19
Balance of other income and expenses	-8	-8	-6.8%	-6
Net income before taxes	648	504	+28.5%	191
Net income after taxes and minority interests	442	309	+43.0%	130

	2003	2002
ROE before taxes	12.8%	10.6%
ROE after taxes	8.7%	6.5%
Cost/income ratio	69.9%	69.3%
Risk/earnings ratio	21.5%	23.3%

Assets in EUR m	31/12/03	31/12/02	
Cash and balances with central banks	2,286	1,824	25.3%
Trading assets	16,140	18,954	-14.8%
Loans and advances to banks	25,130	29,558	-15.0%
Loans and advances to customers	75,997	76,354	-0.5%
- Loan loss provisions	-3,490	-3,622	-3.6%
Investments	15,910	17,976	-11.5%
Property and equipment	1,120	1,177	-4.9%
Intangible assets	1,288	1,162	10.8%
Other assets	2,674	4,586	-41.7%
TOTAL ASSETS	137,053	147,968	-7.4%

Liabilities in EUR m	31/12/03	31/12/02	
Amounts owed to banks	39,133	41,033	-4.6%
Amounts owed to customers	53,824	56,562	-4.8%
Liabilities evidenced by certificates	17,399	19,992	-13.0%

Trading liabilities	8,560	10,504	-18.5%
Provisions	3,422	3,490	-1.9%
Other liabilities	3,118	4,673	-33.3%
Subordinated capital	5,419	6,455	-16.1%
Minority interests	362	650	-44.3%
Shareholders´ equity	5,815	4,610	26.2%
TOTAL LIABILITIES	137,053	147,968	-7.4%

Enquiries: Investor Relations +43 (0) 50505 58853
IR@ba-ca.com

Ser
Cont
Inves
Fin
Next IR
Finar

26.02.2004

**Preliminary results for 2003:
BA-CA's net income after taxes up by 43 per cent to EUR 442 million**

- In 2003 the earnings per share went up from EUR 2.71 to EUR 3.40
- Return on equity after taxes surged from 6.5 per cent to 8.7 per cent. Cash ROE attained 12.4 per cent (2002: 10.2 per cent)
- General administrative expenses continued to fall in 2003 despite a provision for restructuring measures in the amount of EUR 20 million
- The net charge for losses on loans and advances went down by EUR 70 million (13 per cent) to EUR 467 million
- Risk weighted assets were reduced to EUR 65.5 billion, but CEE business increased by 13 per cent up to EUR 14.7 bn
- Tier 1 capital ratio rose to 7.8 per cent (2002: 6.8 per cent)

IR Release download (237 KB)

Video on demand *(german version)*

Bank Austria Creditanstalt

A Member of HVB Group

BA-CA Investor Relations Release

Harald Triplat ☎ +43 (0) 50505 50005
Gerhard Smoley ☎ +43 (0) 50505 58803

Vienna, 26 February 2004

Preliminary results for 2003:

BA-CA's net income after taxes up by 43 per cent to EUR 442 million

Net income after taxes in the 4th quarter of 2003 amounted to EUR 130 million (3rd quarter: EUR 110 million).

Net income before taxes rose by 29%, from EUR 504 million to EUR 648 million

For the current fiscal year 2004 BA-CA expects an increase in net income before taxes of more than 15 per cent to approximately EUR 750 million.

- **In 2003 the earnings per share went up from EUR 2.71 to EUR 3.40**
- **Return on equity after taxes surged from 6.5 per cent to 8.7 per cent. Cash ROE attained 12.4 per cent (2002: 10.2 per cent)**
- **General administrative expenses continued to fall in 2003 despite a provision for restructuring measures in the amount of EUR 20 million**
- **The net charge for losses on loans and advances went down by EUR 70 million (13 per cent) to EUR 467 million**
- **Risk weighted assets were reduced to EUR 65.5 billion, but CEE business increased by 13 per cent up to EUR 14.7 bn**
- **Tier 1 capital ratio rose to 7.8 per cent (2002: 6.8 per cent)**

According to preliminary figures for the 2003 financial year, Bank Austria Creditanstalt (BA-CA) achieved net income after taxes of EUR 442 million. This figure is 43 per cent higher than the previous year's level (2002: EUR 309 million). Although the capital increase via the initial public offering in summer 2003 resulted in a substantial increase in shareholders' equity, the return on equity after taxes (ROE) rose to 8.7 per cent. The cash ROE – defined as the ROE before amortisation of goodwill – was 12.4 per cent.

Erich Hampel, CEO of Bank Austria Creditanstalt: "These are respectable results. We have made a major step forward. Developments since the integration with HVB Group show that we are very well positioned with our clear focus on Austria and on the growth markets in Central and Eastern Europe. As part of a large international banking group we enjoy a strategic competitive advantage, especially in cross-border business. Today Bank Austria Creditanstalt is stronger than ever before."

Items in the income statement for the 4th quarter of 2003

In the 4th quarter 2003 the result after taxes rose 18% from EUR 110 million to EUR 130 million.

Net interest income continued the positive trend as the quarters progressed. In the 4th quarter net interest income was EUR 566 million (3rd quarter EUR 551 million), an increase of 27 per cent. Positive trend also in net interest margin (= net interest income / average risk-weighted assets): there was an improvement in 2003 of about 31 basis points up to 3.43% in the 4th quarter.

Net fee and commission income reached EUR 296 million in the 4th quarter which is the same high level as in the previous quarter. Again a comparison of quarterly figures shows a favourable trend.

Net trading result decreased continually over full year 2003 due to volatile market conditions and reached only EUR 3 million (3rd quarter EUR 31 million) in the 4th quarter. For the full year 2003, however, the net trading result was EUR 220 million, only EUR 11 million or 4.7 per cent lower than in the previous year, but still on budget.

The balance of other operating income and expenses went down from EUR 14 million in the 3rd quarter to EUR 8 million.

Net interest income and net fee and commission income together amounted to EUR 862 million (3rd quarter: EUR 847 million, +1.8 per cent) and accounted for 98.7 per cent (3rd quarter 95.0 per cent) of operating revenues.

Costs remained stable in 2003. The 4th quarter shows an increase of EUR 43 million compared to the 3rd quarter, however EUR 20 million of that amount was used to make a provision for restructuring measures. The adjusted figure for the 4th quarter is EUR 621

Bank Austria Creditanstalt AG
8420 Investor Relations
Vordere Zollamtsstraße 13
1030 Vienna, Austria

Phone:+43 (0)5 05 05-58853
Fax:+43 (0)5 05 05-56112
e-Mail: ir@ba-ca.com
http://ir.ba-ca.com

million and - also due to exchange rate effects - matches the figures for the first two quarters of 2003.
The net charge for losses on loans and advances was further reduced in 2003. In the 4th quarter of 2003 EUR 111 million (3rd quarter EUR 127 million) were allocated to credit risk, which amounts to a risk earnings ratio of 19.6 per cent for the last quarter and 67 basis points in per cent of risk weighted assets.

Despite the steady improvement in the income structure, the 4th quarter operating profit did not attain the levels of the two preceding quarters. This is solely due to the low net trading result and the one-off provision for restructuring measures in the amount of EUR 20 million.

An important contribution to the increase in net income before taxes came from the item net income from investments, which amounted to EUR 95 million. Most of this increase resulted from gains on sales of equity investments.

After deduction of goodwill in the amount of EUR 19 million in 2003, net income before taxes for the 4th quarter was EUR 191 million, an increase of EUR 35 million or 22.4% over the preceding quarter.

After deduction of taxes on income, which amounted to EUR 53 million (3rd quarter: EUR 36 million), and minority interests of EUR 8 million (3rd quarter: EUR 10 million), net income after taxes reached EUR 130 million.

Bank Austria Creditanstalt

A Member of HVB Group

Items in the income statement for the year 2003

Net interest income fell by 5.7 per cent to EUR 2,176 million (2002: EUR 2,307 million). The reasons for this decline were the low level of interest rates and an only slight improvement in the Austria market, on the one hand, and a significant fall in the exchange rate of the Polish zloty, on the other hand. Moreover, Bank Austria Creditanstalt's Treasury operations made increased use of instruments reflected in the net trading result. Quarterly figures showed a favourable trend which is also a result of continually growing net interest margin.

The net charge for losses on loans and advances was further reduced in 2003, by 13 per cent to EUR 467 million (2002: EUR 537 million). This reduction is a result of BA-CA's strict risk management. Net interest income after losses on loans and advances thus declined by 3.4 per cent to EUR 1,709 million (2002: EUR 1,770 million). Risk earnings ratio improved over the year from 23.3 per cent down to 21.5 per cent. In per cent of risk weighted assets losses on loans and advances amount to 70 basis points (2002: 78 basis points).

Net fee and commission income increased by 5.4 per cent to EUR 1,134 million (2002: EUR 1,076 million). Similar to the trend seen in net interest income, there was also a gratifying development from quarter to quarter in this area. The net trading result, at EUR 220 million, was 4.7 per cent lower than the very strong performance in the previous year (2002: EUR 231 million).

As a result of tight cost management, general administrative expenses fell by 1 per cent to EUR 2,479 million (2002: EUR 2,503 million). This amount includes provisions for restructuring measures in the amount of EUR 20 million. Operating profit was EUR 602 million, 5.3 per cent higher than the previous year's figure of EUR 572 million.

Net income from investments reached EUR 120 million, a substantial increase over the previous year (2002: EUR 28 million). This mainly reflects proceeds from sales of equity interests in insurance companies. Amortisation of goodwill, at EUR 67 million, was lower than in the previous year (2002: EUR 88 million).

Thus Bank Austria Creditanstalt's net income before taxes amounted to EUR 648 million, up by 28.5 per cent on the previous year (2002: EUR 504 million). Taxes on income increased by 39.6 per cent to EUR 155 million (2002: EUR 111 million). Minority interests declined by 39.5 per cent to EUR 51 million (2002: EUR 84 million). Net income after taxes and minority

Bank Austria Creditanstalt AG
8420 Investor Relations
Vordere Zollamtsstraße 13
Phone:+43 (0)5 05 05-58853
Fax:+43 (0)5 05 05-56112
e-Mail: ir@ba-ca.com
http://ir.ba-ca.com

interests was EUR 442 million, an increase of 43 per cent over the previous year (2002: EUR 309 million).

This improvement in results had the following effect on the key financial figures:

Key figures	2003	2002
Return on equity after taxes	8.7%	6.5%
Return on assets	0.31%	0.20%
Earnings per share (avg. number of shares 2003/02: 129.85 m / 114.0 m)	€ 3.40	€ 2.71
Cost/income ratio	69.9%*	69.3%
Losses on loans and advances / avg. risk-weighted assets	0.70%	0.78%
Risk/earnings ratio	21.5%	23.3%
Total capital ratio	13.1%	11.2%
tier 1 capital ratio	7.8%	6.8%

* Without the one-off provision of € 20 m, the cost/income ratio would be constant at **69.3%.**

Details of the balance sheet of Bank Austria Creditanstalt

In the 2003 financial year, Bank Austria Creditanstalt further reduced its total assets through specific measures, from EUR 148 billion at 31 December 2002 to EUR 137 billion at the end of 2003. This reflects the sale of BA-CA Asset Finance, a company based in Glasgow, and the reduction of Bank Austria Creditanstalt's interbank business. Bank Austria Creditanstalt pursues the strategy of minimising interbank business, which is closely connected with Treasury operations, with due regard to risk and cost aspects. More precisely, the aim is to reduce capital required to be allocated to such business and the liquidity costs. This is done by conducting trading activities mainly via derivatives.

These effects are reflected very clearly in the balance sheet items: on the assets side, loans and advances to, and placements with, banks were significantly reduced, by 15 per cent to EUR 25.1 billion (2002: EUR 29.6 billion). Loans and advances to customers, totalling EUR 76 billion, matched the previous year's level (2002: EUR 76.4 billion). Loan loss provisions declined by 3.6 per cent to EUR 3.5 billion (2002: EUR 3.6 billion). Trading assets, which are recognised at their market prices, fell by 14.8 per cent to EUR 16.1 billion (2002: EUR 19.0 billion). Investments were reduced by 11.5 per cent to EUR 15.9 billion (2002: EUR 18.0 billion). The decline in this item was due to various factors including sales of equity interests.

On the liabilities side, amounts owed to banks fell by 4.6 per cent to EUR 39.1 billion (2002: EUR 41.0 billion). Amounts owed to customers declined by 4.8 per cent to EUR 53.8 billion (2002:

EUR 56.6 billion). Liabilities evidenced by certificates were reduced by 13.0 per cent to EUR 17.4 billion (2002: EUR 20.0 billion). Trading liabilities declined by 18.5 per cent to EUR 8.6 billion (2002: EUR 10.5 billion). Subordinated capital declined by 16.1 per cent to EUR 5.4 billion (2002: EUR 6.5 billion). Shareholders' equity rose substantially, by EUR 1.2 billion or 26.2 per cent, to EUR 5.8 billion (2002: EUR 4.6 billion).

Outlook for 2004 and targets for 2006:

For the 2004 financial year, Bank Austria Creditanstalt expects a moderate increase in operating revenues. In combination with a further slight reduction of costs, this will lead to a double-digit percentage increase in operating profit. Under the basic scenario – excluding special risks arising from movements in interest rates and exchange rates – the bank aims to achieve an increase of over 15 per cent in net income before taxes, as a further step towards reaching the earnings targets for 2006.

Bank Austria Creditanstalt has set itself the following targets for 2006:

- Risk/earnings ratio: below 20 per cent
- Cost/income ratio: below 63 per cent
- Contribution of CEE business segment: >38 per cent
- Tier 1 capital ratio: over 7 per cent
- ROE after taxes: over 13 per cent

Investors' Day of Bank Austria Creditanstalt in Vienna

Bank Austria Creditanstalt is planning to organise an Investors' Day in Vienna on Friday, 30 April 2004. We will send a separate invitation in the next few days.

The video recording of the "Preliminary results for 2003" press talk is available at the IR website at http://ir.ba-ca.com. (in German only)

Bank Austria Creditanstalt

Bank Austria
Creditanstalt

Banking for success.

26 February 2004

Preliminary Results 2003

Bank Austria Creditanstalt with strong jump of profit

Consolidated net income in € m



309
442
+ 43.0%
2002
2003

Return on Equity after taxes (RoE) and „cash RoE“ [1]



2002
2003
6.5%
8.7%
10.2%
12.4%
RoE
Cash RoE 1

[1] RoE after taxes before amortisation of Goodwill

Income statement of Bank Austria Creditanstalt Group

Preliminary results 2003

in € m	Preliminary 2003	2002	change in %
Net interest income	2,176	2,307	-5.7%
- Losses on loans and advances	-467	-537	-13.0%
Net interest income after losses on loans and advances	**1,709**	**1,770**	**-3.4%**
Net fee and commission income	1,134	1,076	5.4%
Net trading result	220	231	-4.7%
General administrative expenses	-2,479[1]	-2,503	-1.0%
Balance of other operating income and expenses	18	-1	>100%
Operating profit	**602**	**572**	**5.3%**
Net income from investments	120	28	>100%
Amortisation of goodwill	-67	-88	-24.1%
Balance of other income and expenses	-8	-8	-6.8%
Net income before taxes	**648**	**504**	**28.5%**
Taxes on income	-155	-111	39.6%
Net income	493	393	25.4%
Minority interests	-51	-84	-39.5%
Consolidated net income	**442**	**309**	**43.0%**

[1] incl. € 20 m provision for restructuring measures

BA-CA consolidated balance sheet at 31 December 2003

Assets (€bn)	31/12/03	31/12/02
Cash and balances with central banks	2.3	1.8
Trading assets	16.1	19.0
Loans and advances to banks	25.1	29.6
Loans and advances to customers	76.0	76.4
Loan loss provisions	-3.5	-3.6
Investments	15.9	18.0
Property and equipment	1.1	1.2
Intangible assets	1.3	1.2
Other assets	2.7	4.6
Total assets	**137.1**	**148.0**

Liabilities and shareholders' equity (€bn)	31/12/03	31/12/02
Amounts owed to banks	39.1	41.0
Amounts owed to customers	53.8	56.6
Liabilities evidenced by certificates	17.4	20.0
Trading liabilities	8.6	10.5
Provisions	3.4	3.5
Other liabilities	3.1	4.7
Subordinated capital	5.4	6.5
Minority interests	0.4	0.7
Shareholders´ equity	5.8	4.6
Total liabilities and shareholders' equity	**137.1**	**148.0**

Income statement of Bank Austria Creditanstalt Group by quarter

in € m	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003	Q3 2003	Preliminary Q4 2003
Net interest income	602	581	579	545	520	539	551	566
Losses on loans and advances	-171	-149	-142	-74	-128	-101	-127	-111
Net fee and commission income	285	270	263	258	270	273	296	296
Net trading result	61	-6	47	129	109	78	31	3
General administrative expenses	-673	-602	-617	-611	-619	-622	-598	-641[1]
Bal. of other op. income and exp.	9	-14	-9	13	-3	-1	14	8
Operating profit	**113**	**79**	**119**	**260**	**149**	**166**	**166**	**121**
Net income from investments	22	19	2	-14	20	0	6	95
Amortisation of goodwill	-16	-15	-16	-40	-15	-16	-16	-19
Balance of other income and exp.	-1	-1	-1	-6	-1	-1	-1	-6
Net income before taxes	**118**	**83**	**103**	**200**	**153**	**148**	**156**	**191**
Taxes on income	-22	-13	-24	-52	-33	-33	-36	-53
Minority interests	-16	-13	-17	-38	-19	-14	-10	-8
Consolidated net income	**81**	**57**	**62**	**110**	**101**	**101**	**110**	**130**

[1] incl. € 20 m provision for restructuring measures

Operating revenues 2003


Net interest income and interest margin
in € m
520
539
551
566
3.12%
3.24%
3.31%
3.43%
Q 1
Q 2
Q 3
Q 4


Net fee and commission income
in € m
270
273
296
296
Q 1
Q 2
Q 3
Q 4


Net trading result
in € m
109
78
31
3
Q 1
Q 2
Q 3
Q 4


Total operating revenues
in € m
896
888
891
873
Q 1
Q 2
Q 3
Q 4

Components of the operating profit 2003


General administrative expenses
in € m
619
622
598
641*
621
Q 1
Q 2
Q 3
Q 4

*€ 20 m provision for restructuring measures


Losses on loans and advances
in € m
128
101
127
111
Q 1
Q 2
Q 3
Q 4


Operating profit before losses on loans and adv.
in € m
277
267
293
252*
232
Q 1
Q 2
Q 3
Q 4


Operating income
in € m
149
166
166
141*
121
Q 1
Q 2
Q 3
Q 4

Components of the net income before taxes
Consolidated net income 2003

Net income from investments


in € m
20
0
6
95
Q 1
Q 2
Q 3
Q 4

* € 20 m provision for restructuring measures

Goodwill amortisation


in € m
15
16
17
19
Q 1
Q 2
Q 3
Q 4

Net income before taxes


in € m
153
148
156
191
211*
Q 1
Q 2
Q 3
Q 4

Consolidated net income (after taxes and minorities)


in € m
101
101
110
130
Q 1
Q 2
Q 3
Q 4

Bank Austria Creditanstalt

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Press Release

26.02.2004

Preliminary results for 2003: Strong profit growth at Bank Austria Creditanstalt

- **BA-CA's net income after taxes up by 43 per cent to EUR 442 million.**
- **Shareholders' equity rises to record level of EUR 5.8 billion – up by EUR 1.2 billion.**
- **Strong capital base for further expansion in Central and Eastern Europe.**

According to preliminary figures for the 2003 financial year, Bank Austria Creditanstalt (BA-CA) achieved net income after taxes of EUR 442 million. This figure is 43 per cent higher than the previous year's level (2002: EUR 309 million). Although the capital increase via the initial public offering in summer 2003 resulted in a substantial increase in shareholders' equity, the return on equity after taxes (ROE) rose to 8.7 per cent. The cash ROE – defined as the ROE before amortisation of goodwill – was 12.4 per cent.

Erich Hampel, CEO of Bank Austria Creditanstalt: "These are respectable results. We have made a major step forward. Developments since the integration with HVB Group show that we are very well positioned with our clear focus on Austria and on the growth markets in Central and Eastern Europe. As part of a large international banking group we enjoy a strategic competitive advantage, especially in cross-border business. Today Bank Austria Creditanstalt is stronger than ever before."

In 2003, shareholders' equity of Bank Austria Creditanstalt in accordance with IAS increased by EUR 1.2 billion to a record level of EUR 5.8 billion. This means that BA-CA has by far the strongest capital base of all banks in Austria. At Bank Austria Creditanstalt, the Tier 1 capital ratio – a very important indicator of a bank's financial strength – has risen from 6.1 per cent to 7.8 per cent over the past three years. With this Tier 1 capital ratio, BA-CA is far ahead of its competitors in Austria and is also very well placed in an international comparison. Erich Hampel: "We have a strong capital base. This means security for our customers and substantial strength for further expansion in our core business in Austria and especially in Central and Eastern Europe."

Over the past three years, operating profit has risen by 70 per cent, from EUR 357 million to a record level of EUR 602 million. This reflects the fact that Bank Austria Creditanstalt's operating performance has significantly improved through the new strategic focus on the bank's core markets and consistent measures taken on the cost and income sides. In the growth market of Central and Eastern Europe, Bank Austria Creditanstalt has also made a big step forward by taking over HVB's banking subsidiaries in this region: within a period of three years, Bank Austria Creditanstalt's business volume in Central and Eastern Europe (measured by total assets) has risen from EUR 9 billion to EUR 23 billion, an increase of 150 per cent. Bank Austria Creditanstalt now operates the leading financial services network in this region, with 900 branches in 11 countries and a comprehensive range of products and financial services. Moreover, BA-CA can make available to its customers the Group's international network in Western Europe and overseas. This is a major competitive advantage. No other banking group has such a strong position in the heart of Europe.

After taking over Group subsidiaries in Poland, the Czech Republic, Hungary, Slovakia, Bulgaria and Croatia (branch) in 2001, Bank Austria Creditanstalt made six further acquisitions: it acquired Splitska banka in Croatia, Bank Biochim in Bulgaria, Central Profit Banka in Bosnia and Herzegovina, the remaining 50 per cent interest in both of the market leaders in the leasing business in the Czech Republic and in Slovakia, and a network of branches in the north of Croatia. BA-CA's CEO Erich Hampel: "Over the past three years we have completed a dozen transactions – and I am convinced that we will find attractive opportunities for acquisitions also in the future. This will enable us to further expand our business and earnings."

Net interest income fell by 5.7 per cent to EUR 2,176 million (2002: EUR 2,307 million). The reasons for this decline were the low level of interest rates and continued market weakness in Austria, on the one hand, and a significant fall in the exchange rate of the Polish zloty, on the other hand. Moreover, Bank Austria Creditanstalt's Treasury operations made increased use of instruments reflected in the net trading result. Quarterly figures showed a favourable trend:
BA-CA's net interest income reached EUR 520 million in the first quarter, EUR 539 million in the second quarter, EUR 551 million in the third quarter and EUR 566 million in the fourth quarter. This reflects a steady qualitative improvement in the structure of results.

The net charge for losses on loans and advances was further reduced in 2003, by 13 per cent to EUR 467 million (2002: EUR 537 million). This reduction is a result of BA-CA's strict risk management. Net interest income after losses on loans and advances thus declined by 3.4 per cent to EUR 1,709 million (2002: EUR 1,770 million).

Net fee and commission income increased by 5.4 per cent to EUR 1,134 million (2002: EUR 1,076 million). Similar to the trend seen in net interest income, there was also a gratifying development from quarter to quarter in this area: the bank generated net fee and commission income of EUR 270 million, EUR 273 million and EUR 296 million in the first three quarters, and EUR 296 million in the fourth quarter. The net trading result, at EUR 220 million, was 4.7 per cent lower than the very strong performance in the previous year (2002: EUR 231 million). On the cost side, the trend experienced in previous years continued.

As a result of tight cost management, general administrative expenses fell by 1 per cent to EUR 2,479 million (2002: EUR 2,503 million). This amount includes provisions for restructuring measures in the amount of EUR 20 million. Operating profit was EUR 602 million, 5.3 per cent higher than the previous year's figure of EUR 572 million. This means that, in 2003, Bank Austria Creditanstalt achieved the highest operating profit since the acquisition of Creditanstalt in 1997.

Net income from investments reached EUR 120 million, a substantial increase over the previous year (2002: EUR 28 million). This mainly reflects proceeds from sales of equity interests in insurance companies. Amortisation of goodwill, at EUR 67 million, was lower than in the previous year (2002: EUR 88 million). Thus Bank Austria Creditanstalt's net income before taxes amounted to EUR 648 million, up by 28.5 per cent on the previous year (2002: EUR 504 million). Taxes on income increased by 39.6 per cent to EUR 155 million (2002: EUR 111 million). Minority interests declined by 39.5 per cent to EUR 51 million (2002: EUR 84 million). Net income after taxes and minority interests was EUR 442 million, an increase of 43 per cent over the previous year (2002: EUR 309 million).

This improvement in results had the following effect on key financial ratios:

- Shareholders' equity in accordance with IAS increased from EUR 4.6 billion to EUR 5.8 billion.
- The cash ROE rose to 12.4 per cent (2002: 10.2 per cent) despite the increase in shareholders' equity. The ROE after taxes increased from 6.5 per cent to 8.7 per cent.
- The cost/income ratio rose slightly from 69.3 per cent to 69.9 per cent.
- Earnings per share increased from EUR 2.71 to EUR 3.40.
- The risk/earnings ratio (net charge for losses on loans and advances as a percentage of net interest income) improved significantly from 23.3 per cent to 21.5 per cent.
- The Tier 1 capital ratio was 7.8 per cent (2002: 6.8 per cent), almost 100 per cent above the level of 4 per cent required by law.
- The total capital ratio increased to 13.1 per cent (2002: 11.2 per cent). This means that Bank Austria Creditanstalt's total capital ratio is comfortably above the level of 8 per cent required by law.

Details of the balance sheet of Bank Austria Creditanstalt

In the 2003 financial year, Bank Austria Creditanstalt further reduced its total assets through specific measures, from EUR 148 billion at 31 December 2002 to EUR 137 billion at the end of 2003. This reflects the sale of BA-CA Asset Finance, a company based in Glasgow, and the reduction of Bank Austria Creditanstalt's interbank business. Bank Austria Creditanstalt pursues the strategy of minimising interbank business, which is closely connected with Treasury operations, with due regard to risk and cost aspects. More precisely, the aim is to reduce capital required to be allocated to such business and the liqudity costs. This is done by conducting trading activities mainly via derivatives.

These effects are reflected very clearly in the balance sheet items: on the assets side, loans

EUR 25.1 billion (2002: EUR 29.6 billion). Loans and advances to customers, totalling EUR 76 billion, matched the previous year's level (2002: EUR 76.4 billion). Loan loss provisions declined by 3.6 per cent to EUR 3.5 billion (2002: EUR 3.6 billion). Trading assets, which are recognised at their market prices, fell by 14.8 per cent to EUR 16.1 billion (2002: EUR 19.0 billion). Investments were reduced by 11.5 per cent to EUR 15.9 billion (2002: EUR 18.0 billion). The decline in this item was due to various factors including sales of equity interests.

On the liabilities side, amounts owed to banks fell by 4.6 per cent to EUR 39.1 billion (2002: EUR 41.0 billion). Amounts owed to customers declined by 4.8 per cent to EUR 53.8 billion (2002: EUR 56.6 billion). Liabilities evidenced by certificates were reduced by 13.0 per cent to EUR 17.4 billion (2002: EUR 20.0 billion). Trading liabilities declined by 18.5 per cent to EUR 8.6 billion (2002: EUR 10.5 billion). Subordinated capital declined by 16.1 per cent to EUR 5.4 billion (2002: EUR 6.5 billion). Shareholders' equity rose substantially, by EUR 1.2 billion or 26.2 per cent, to EUR 5.8 billion (2002: EUR 4.6 billion).

Outlook for 2004 and targets for 2006:

For the 2004 financial year, Bank Austria Creditanstalt expects a moderate increase in operating revenues. In combination with a further slight reduction of costs, this will lead to a double-digit percentage increase in operating profit. Under the basic scenario - excluding special risks arising from movements in interest rates and exchange rates - the bank aims to achieve an increase of over 15 per cent in net income before taxes, as a further step towards reaching the earnings targets for 2006.

Bank Austria Creditanstalt has set itself the following targets for 2006:

- Risk/earnings ratio: below 20 per cent
- Cost/income ratio: below 63 per cent
- Tier 1 capital ratio: over 7 per cent
- ROE after taxes: over 13 per cent

The **income statement** of Bank Austria Creditanstalt for 2003, the **balance sheet** of Bank Austria Creditanstalt at 31 December 2002 and **charts** are available for download (to the right) in PDF format.

Enquiries: Bank Austria Creditanstalt Group Public Relations
Martin Hehemann, tel. +43 (0)5 05 05 57007
e-mail: martin.hehemann@ba-ca.com

Bank Austria
Creditanstalt

A Member of HVB Group

Income statement of the Bank Austria Creditanstalt Group for 2003

	2003 in EUR m	2002 in EUR m	Change in EUR m	Change in %
Net interest income	2,176	2,307	-131	-5.7
Losses on loans and advances	-467	-537	70	-13.0
Net interest income after losses on loans and advances	1,709	1,770	-61	-3.4
Net fee and commission income	1,134	1,076	58	5.4
Net trading result	220	231	-11	-4.7
General administrative expenses	-2,479	-2,503	-24	-1.0
Balance of other operating income and expenses	18	-1	19	>100
Operating profit	**602**	**572**	**30**	**5.3**
Net income from investments	120	28	92	>100
Amortisation of goodwill	-67	-88	21	-24.1
Balance of other income and expenses	-8	-8	1	-6.8
Profit from ordinary activities / Net income before taxes	**648**	**504**	**144**	**28.5**
Taxes on income	-155	-111	-44	39.6
Net income	**493**	**393**	**100**	**25.4**
Minority interests	-51	-84	33	-39.5
Net income after taxes and minority interests	**442**	**309**	**133**	**43.0**

Income statement of the Bank Austria Creditanstalt Group by quarter

	Q4 2003 in EUR m	Q3 2003 in EUR m	Q2 2003 in EUR m	Q1 2003 in EUR m	Q4 2002 in EUR m
Net interest income	566	551	539	520	545
Losses on loans and advances	-111	-127	-101	-128	-74
Net interest income after losses on loans and advances	455	424	438	392	471
Net fee and commission income	296	296	273	270	258
Net trading result	3	31	78	109	129
General administrative expenses	-641	-598	-622	-619	-611
Balance of other operating income and expenses	8	14	-1	-3	13
Operating profit	**121**	**166**	**166**	**149**	**260**
Net income from investments	95	6	0	20	-14
Amortisation of goodwill	-19	-16	-16	-15	-40
Balance of other income and expenses	-6	-1	-1	-1	-6
Net income before taxes	**191**	**156**	**148**	**153**	**200**
Taxes on income	-53	-36	-33	-33	-52
Minority interests	-8	-10	-14	-19	-38
Net income after taxes and minority interests	**130**	**110**	**101**	**101**	**110**

Bank Austria Creditanstalt AG
A-1030 Wien, Vordere Zollamtsstraße 13
Postanschrift: Postfach 22000, A-1011 Wien

Rückfragen: +43 (0)5 05 05-57011
Fax: +43 (0)5 05 05-56149
E-Mail: pr@ba-ca.com
www.ba-ca.com

Bank Austria
Creditanstalt

A Member of HVB Group

Balance sheet of the Bank Austria Creditanstalt Group at 31 December 2003

Assets	**31 Dec. 2003 in EUR m**	**31 Dec. 2002 in EUR m**	**Change in EUR m**	**Change in %**
Cash and balances with central banks	2,286	1,824	462	25.3
Trading assets	16,140	18,954	-2,814	-14.8
Loans and advances to, and placements with, banks	25,130	29,558	-4,428	-15.0
Loans and advances to customers	75,997	76,354	-357	-0.5
- Loan loss provisions	-3,490	-3,622	132	-3.6
Investments	15,910	17,976	-2,066	-11.5
Property and equipment	1,120	1,177	-57	-4.9
Intangible assets	1,288	1,162	126	10.8
Other assets	2,674	4,586	-1,912	-41.7
Total assets	**137,053**	**147,968**	**-10,915**	**-7.4**
Liabilities and shareholders' equity	**31 Dec. 2003 in EUR m**	**31 Dec. 2002 in EUR m**	**Change in EUR m**	**Change in %**
Amounts owed to banks	39,133	41,033	-1,900	-4.6
Amounts owed to customers	53,824	56,562	-2,738	-4.8
Liabilities evidenced by certificates	17,399	19,992	-2,593	-13.0
Trading liabilities	8,560	10,504	-1,944	-18.5
Provisions	3,422	3,490	-68	-1.9
Other liabilities	3,118	4,673	-1,555	-33.3
Subordinated capital	5,419	6,455	-1,036	-16.1
Minority interests	362	650	-288	-44.3
Shareholders' equity	5,815	4,610	1,206	26.2
Total liabilities and shareholders' equity	**137,053**	**147,968**	**-10,915**	**-7.4**

Bank Austria Creditanstalt AG
A-1030 Wien, Vordere Zollamtsstraße 13
Postanschrift: Postfach 22000, A-1011 Wien

Rückfragen: +43 (0)5 05 05-57011
Fax: +43 (0)5 05 05-56149
E-Mail: pr@ba-ca.com

Press Talk
Bank Austria Creditanstalt


Bank Austria
Creditanstalt
Banking for success.

26 February 2004

Preliminary Results for 2003

CEO Erich Hampel

Four core statements

- The results for 2003 are a major step forward.
- Bank Austria Creditanstalt has a clear strategic focus: two trump cards.
- Bank Austria Creditanstalt is stronger than ever before: shareholders' equity amounts to almost EUR 6 billion.
- Bank Austria Creditanstalt is very well placed to benefit from growth through EU enlargement.

Bank Austria Creditanstalt with strong profit growth

Consolidated net income in EUR m


442
309
+ 43.0%
2002
2003

Return on equity after taxes and "cash ROE" [1]


2002
2003
12.4%
10.2%
8.7%
6.5%
ROE
Cash ROE1

[1] ROE after taxes and before amortisation of goodwill

Transfer of foreign units between HVB and BA-CA with positive effect on earnings power



London
Milan
New York
Hong Kong
Singapore
São Paulo
Buenos Aires
Operating profit in € m
357
494
+ € 137 m
+39%
2000
2000 pro forma

Bank Austria Creditanstalt:
most extensive network in Central and Eastern Europe

Market position, total assets and number of offices as at 31 December 2003



Czech. Rep.
No. 4, ~5%
€ 4.1 bn
23
Poland
No. 3, ~ 10%
€ 10.0 bn
518
Slovakia
No. 5, ~ 5%
€ 1.2 bn
24
Slovenia
No. 8, ~5%
€ 970 m
7
Croatia
No. 4, ~ 9%
€ 2.5 bn
78
Bosnia-Herzegovina
No. 3, ~ 7%
€ 284 m
32
Hungary
No. 6, ~5%
€ 2.8 bn
35
Romania
No. 10, ~4%
€ 518 m
9
Bulgaria
No. 4, ~ 7%
€ 575 m
159
Serbia and Montenegro
No. 17, ~ 2%
€ 114 m
4
Macedonia
Rep. office
1

CEE region

- **€ 23 bn** total assets
- **890** offices
- **5%-10%** market share in key markets
- **17,587** employees
- **4 m** customers

Shareholders' equity of BA-CA in accordance with IAS in comparison with the most important competitors in Austria[1]


5.8
2.6
1.8
1.3
BA-CA
Competitor 1
Competitor 2
Competitor 3

[1] according to most recent published figures

in EUR bn

Development of business volume in CEE 2000 to 2003
Total assets of CEE banking subsidiaries in EUR bn



+150%
9
23
2000
2003

in EUR bn

Acquisitions in CEE 2001 to 2003

- **2001: transfer of CEE units of HVB**
  - BPH, Poland
  - HVB Bulgaria
  - HVB Czech Republic
  - HVB Hungaria
  - HVB Slovakia
  - Branch in Croatia

- **2002 / 2003: acquisitions and deals in CEE**
  - Opening of a banking subsidiary in Serbia
  - Acquisition of Splitska banka, Croatia
  - Opening of a banking subsidiary in Bosnia-Herzegovina
  - Acquisition of CB Biochim, Bulgaria
  - Opening of a representative office in Skopje, Macedonia
  - Purchase of the remaining 50 % of CAC Leasing in the Czech Republic and in Slovakia
  - Acquisition of Central Profit Banka, Bosnia-Herzegovina
  - Purchase of a branch network (32 branches) in the north of Croatia
  - Transfer of the remaining 19 % interest in BPH PBK. BA-CA now holds 71 % in the new Bank BPH.

Intensive economic interchange within our core markets: Germany, Austria, CEE 5



Germany
No. 1 33.7 %
No. 1 25.7 %
CEE 5: foreign trade with Germany
Poland
CEE 5
Czech. Rep.
Slovakia
Hungary
Slovenia
No. 1 32.0 %
No. 1 40.3 %
Austria: foreign trade with Germany
No. 3 5.2%
No. 4 4.4 %
CEE 5: foreign trade with Austria
Austria
Ranking and % of exports
Ranking and % of imports

Source: BA-CA Economic Research

CFO Stefan Ermisch

Bank Austria Creditanstalt Group

Preliminary results for 2003

€ m	Preliminary 2003	2002	Change in %
Net interest income	2,176	2,307	-6%
Losses on loans and advances	-467	-537	-13%
Net interest income after losses on loans and adv.	**1,709**	**1,770**	**-3%**
Net fee and commission income	1,134	1,076	5%
Net trading result	220	231	-5%
General administrative expenses	-2,479 [1]	-2,503	-1%
Balance of other operating income and expenses	18	-1	>100%
Operating profit	**602**	**572**	**5%**
Net income from investments	120	28	>100%
Amortisation of goodwill	-67	-88	-24%
Balance of other income and expenses	-8	-8	-7%
Net income before taxes	**648**	**504**	**29%**
Taxes on income	-155	-111	40%
Net income	493	393	25%
Minority interests	-51	-84	-40%
Net income after taxes and minority interests	**442**	**309**	**43%**

[1] Including provision of €20m for restructuring measures

Net interest income and net fee income show sustainable improvements in 2003 – full-year trading result satisfactory


Net interest income
Net interest margin (=net interest income in % of average risk weighted assets)
520
539
551
566
3.12%
3.24%
3.31%
3.43%
Average growth rate per quarter +2.9%
Q1
Q2
Q3
Q4
Net fee and commission income
270
273
296
296
Average growth rate per quarter +3.1%
Q1
Q2
Q3
Q4
Net trading result
109
78
31
3
Q1
Q2
Q3
Q4
in EUR m

2003 shows stabilisation of income and further improvement in credit risk and administrative expenses



Operating revenues
Losses on loans and advances
General administrative expenses
3,612
3,548
-1.8%
537
467
-13.0%
2,503
-1.0%
2,479[1]
2,459
-1.8%
2002
2003
2002
2003
2002
2003

in EUR m

[1] Including provision of €20m for restructuring measures

Credit risk and risk/earnings ratio[1]



666
703
537
467
29.7%
26.3%
23.3%
21.5%
0.85%
0.97%
0.78%
0.70%
2000
2001
2002
2003

[1] Net charge for losses on loans and advances in % of net interest income

Net charge for losses on loans and advances in % of average risk weighted assets

in EUR m

Development of general administrative expenses of BA-CA Group – successful cost control in Austria and abroad



2,141
2,116
2,149
2,596
2,773
2,503
2,479
458
88
1,595
444
73
1,598
446
68
1,635
437
456
1,703
519
536
1,718
415
444
1,644
482
351
1,646[1]
Other subsidiaries
Poland
Foreign branches
BA-CA incl. functional subsidiaries
Average increase +0.5% p.a. in spite of significant wage drift
1997
1998
1999
2000 pro forma
2001
2002
2003
1997-1999 old structure !
in Euro m

[1] Including provision of €20m for restructuring measures

BA-CA operating profit 2003 reached a record level – up by 70 per cent on 2000


+19% p.a.
+5%
357
572
602
2000
2002
2003
in EUR m

Other key financial ratios

- **Earnings per share** rose from EUR 2.71 to **EUR 3.40.**
- The **cash ROE** rose from 10.2 to **12.4 per cent**, the **ROE after taxes** from 6.5 per cent to **8.7 per cent.**
- **Cost/income ratio** unchanged at just **under 70 per cent**.
- The **risk/earnings ratio** improved from 23.3 per cent to **21.5 per cent**.
- The net charge for losses on loans and advances expressed as a percentage of average risk-weighted assets declined to **70 basis points**.

Balance sheet of the Bank Austria Creditanstalt Group at 31 December 2003

Assets (EUR bn)	**31/12/03**	31/12/02
Cash and balances with central banks	2.3	1.8
Trading assets	16.1	19.0
Loans and advances to, and placements with, banks	25.1	29.6
Loans and advances to customers	76.0	76.4
- Loan loss provisions	-3.5	-3.6
Investments	15.9	18.0
Property and equipment	1.1	1.2
Intangible assets	1.3	1.2
Other assets	2.7	4.6
Total assets	**137.1**	**148.0**

Liabilities and shareholders' equity (EUR bn)	**31/12/03**	31/12/02
Amounts owed to banks	39.1	41.0
Amounts owed to customers	53.8	56.6
Liabilities evidenced by certificates	17.4	20.0
Trading liabilities	8.6	10.5
Provisions	3.4	3.5
Other liabilities	3.1	4.7
Subordinated capital	5.4	6.5
Minority interests	0.4	0.7
Shareholders' equity	5.8	4.6
Total liabilities and shareholders' equity	**137.1**	**148.0**

Risk-weighted assets – growth in CEE +13 per cent



Risk-weighted assets in € bn
BA-CA Group without CEE
CEE
67.2
13.0
54.1
-2.4%
+13.1%
-6.1%
65.6
14.7
50.8
31/12/2002
31/12/2003

Strong capital ratios – potential for further growth

Tier 1 capital ratio and total capital ratio


16%
12%
8%
4%
0%
Total capital ratio
11.2%
13.1%
Minimum level required by law for the total capital ratio: 8%
Tier 1 capital ratio
6.8%
7.8%
Minimum level required by law for the Tier 1 capital ratio: 4%
2002
2003

CEO Erich Hampel

Medium-term targets of Bank Austria Creditanstalt

	2002	2003 Preliminary	2006 Targets
Risk/earnings ratio	23.3%	21.5%	< 20%
Cost/income ratio	69.3%	69.9%	< 63%
Tier 1 capital ratio	6.8%	7.8%	> 7%
ROE after taxes	6.5%	8.7%	> 13%